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File No. 82-5201

December 19, 2006

SUPPL

Re: **Gamesa, S.A. —**
**Information Furnished Pursuant to Rule 12g3-2(b)**
under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549



Dear Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Press Release dated December 19, 2006

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Best regards,

José Marco
Legal Assistant
Capital Markets

Enclosure

By Hand Delivery

12/21



Gamesa

**PRESS RELEASE**

## GAMESA AND ENEL SUBSCRIBE THEIR LARGEST WIND TURBINE PURCHASE AGREEMENT FOR 138 MILLION EUROS

- **Around 200 new wind turbines are to be installed in different wind farms in Italy.**
- **This agreement consolidates GAMESA's international expansion and its focus on leading clients in the power sector.**

**Bilbao, 19 December 2006. Gamesa** has secured a new contract with the company Enel Produzione SpA for the supply of **195 wind turbines**, which will involve the installation of a **total power output of 166 MW** in a number of Italian wind farms. The value of the operation amounts to more than 138 million euros.

The contract, which constitutes the largest commitment recorded to date by the Spanish company in the Italian wind power market, provides for the acquisition by the Italian utility of Gamesa G5X wind turbines to be supplied over the period 2007-2009.

The development of this new contract, whose content paves the way for the implementation of a new production system based on earmarking reserve capacity, planning and hand-in-hand production with the client, will enable **Gamesa** to reinforce its Business Plan, based on sustained, profitable growth.

The securing of this agreement, one of the largest recorded in the Italian wind power market, strengthens **Gamesa's** ties with the power utility Enel Produzione SpA, with which it already signed a framework agreement back in 2002 for the supply of 188 MW. Likewise, it consolidates the company's excellent positioning in the country, where it has so far installed more than 427 MW. **Gamesa** currently stands in third place in the supply of wind turbines in Italy, with a market share exceeding 15.5% (*Source: BTM*).

From an environmental perspective, the wind turbines delivered to Enel Produzione SpA will generate a clean power supply, by avoiding the atmospheric emission of contaminating substances. Specifically, the annual output of 166 MW generated by this installation will replace 35,690 Tonnes of Equivalent Oil (TOE)/year, so avoiding the release into the atmosphere of 249,000 tonnes of $CO_2$/year.



Gamesa

**PRESS RELEASE**

**About Gamesa**

Gamesa specialises in renewable energies, mainly wind power. It is the foremost company in Spain and one of the **world's leading manufacturers of wind turbines**, with a global market share of 13% in 2005.

Up to September 2006, Gamesa had installed over 8,800 MW of its main product lines in 20 countries, spanning 4 continents. The annual equivalent of this output is the electricity consumption of a city the size of Madrid over 6 years, and has meant the saving of 7.5 million Tonnes of Equivalent Oil/year and a reduction in CO2 emission of 51.9 million tonnes/year.

With a wind power portfolio of 20,000 MW under development in Europe, the Americas and Asia, and branch offices in 13 countries, Gamesa is also a **global pacesetter in the promotion and development of wind farms**.

**About Enel**

Enel generates and distributes electricity mainly in Europe, North America and Latin America. It has an output capacity of close to 53,000 MW and 32 million customers in the power sector.

Enel is also the second provider of natural gas in Italy, with over 2.2 million customers and a market share approaching 12%.

The agreement with Gamesa is part of an investment plan for more than 4 billion euros that seeks to make Enel the world's most advanced power utility in the quest for innovative solutions designed to reduce the environmental impact of electricity production and distribution.

In 2005, Enel recorded revenues of 34 billion euros. The Gross Operating Margin (GOM) was posted at 7.7 billion euros, whereas net income amounted to 3.9 billion euros.